SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)

                                 Eric Roth, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 87305U102                    13D
-------------------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     JDS Capital, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     13-4189233
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER


               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,973,100
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,973,100
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,973,100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________


                               Page 2 of 8 pages

-------------------
CUSIP No. 87305U102                    13D
-------------------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     JDS Capital Management, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     13-3918633
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER


               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,973,100
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,973,100
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,973,100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________


                               Page 3 of 8 pages

-------------------
CUSIP No. 87305U102                    13D
-------------------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Joseph D. Samberg

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER


               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,973,100
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,973,100
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,973,100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________


                               Page 4 of 8 pages

Item 1. Security and Issuer

      This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") relates to the common stock, $.001 par value per share (the "Common Stock"), of TTR Technologies, Inc., a Delaware corporation, the principal executive offices of which are located at 2 HaNagar Street, Kfar Saba, Israel. The Reporting Persons (as defined below) hereby amend their statement on Schedule 13D relating to the shares of Common Stock as set forth below.

      The Schedule 13D filed by the Reporting Persons (as defined below) and certain other parties on April 30, 2002, as previously amended (the "Schedule 13D") is hereby amended to furnish the additional information set forth herein.

Item 2. Identity and Background

      The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

      This statement is being filed jointly by JDS Capital, L.P., JDS Capital Management, LLC, and Joseph D. Samberg (collectively, "the Reporting Persons").

      Item 2 of the Schedule 13D is hereby further amended to add the following information:

      On November 6, 2002, Dimensional Partners, Ltd., a party previously identified as part of the filing group with respect to the Common Stock, transferred 1,388,310 shares of Common Stock to JDS Capital, L.P. for a consideration per share of $0.22. This transfer did not affect the aggregate ultimate beneficial ownership of the Reporting Persons. As a result of the transfer of Common Stock by Dimensional Partners, Ltd. to JDS Capital, L.P., Dimensional Partners, Ltd. ceased to own any shares of Common Stock, and therefore Dimensional Partners, Ltd. and JDS Capital Management, Inc., its investment manager and sub-advisor (and a party previously identified as part of the filing group with respect to the Common Stock), are no longer part of the filing group with respect to the Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price of the 334,100 shares of Common Stock purchased by the Reporting Persons on the open market and not previously reported on a Schedule 13D by the Reporting Persons was $73,561.80. The aggregate consideration for the 1,388,310 shares of Common Stock transferred to the Reporting Persons by Dimensional Partners, Ltd. and not previously reported on a Schedule 13D by the Reporting Persons was $305,428.20. The source of funding for the purchase of these shares of Common Stock was general working capital of the Reporting Persons.

Item 4. Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons may acquire additional shares of Common Stock in the future and such acquisitions may be made in open market purchases, privately negotiated


                               Page 5 of 8 pages
transactions, by tender offer or otherwise, subject to availability of the shares of Common Stock at prices which they deem favorable. The Reporting Persons have made no final determination with respect to any specific course of action at the present time.

Item 5. Interest in Securities of the Issuer

      (a) and (b)

      As of the date hereof, JDS Capital, L.P., JDS Capital Management, LLC (as the general partner of JDS Capital, L.P.) and Joseph D. Samberg (as the managing member of JDS Capital Management, LLC) are deemed to beneficially own an aggregate of 2,973,100 shares of Common Stock, representing approximately 16.65% of the 17,858,867 shares of Common Stock stated to be outstanding by the Issuer in its Form 10-Q filed August 14, 2002 (the "Form 10-Q"). JDS Capital, L.P. is deemed to be the direct beneficial owner, and JDS Capital Management, LLC and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 2,973,100 shares of Common Stock. JDS Capital Management, LLC and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by JDS Capital, L.P. (except for the indirect interest of JDS Capital Management, LLC by virtue of being the general partner of JDS Capital, L.P. and the indirect interest of Joseph D. Samberg by virtue of being the managing member of JDS Capital Management, LLC and by Joseph D. Samberg's ownership of approximately 33% of the limited partnership interests of JDS Capital, L.P.). JDS Capital, L.P., JDS Capital Management, LLC and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      As of the date hereof, Dimensional Partners, Ltd., JDS Capital Management, Inc. (as the investment manager and sub-advisor of Dimensional Partners, Ltd.) and Joseph D. Samberg (as the sole stockholder of JDS Capital Management, Inc.) are deemed to beneficially own an aggregate of 2,973,100 shares of Common Stock, representing approximately 16.65% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-Q. Dimensional Partners, Ltd. is deemed to be the direct beneficial owner, and JDS Capital Management, Inc. and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 2,973,100 shares of Common Stock. JDS Capital Management, Inc. and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Dimensional Partners, Ltd. (except for the indirect interest of JDS Capital Management, Inc. by virtue of being the investment manager and sub-advisor of Dimensional Partners, Ltd. and the indirect interest of Joseph D. Samberg by virtue of being the sole stockholder of JDS Capital Management, Inc.). Dimensional Partners, Ltd., JDS Capital Management, Inc. and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      The 2,973,100 shares of Common Stock of which Joseph D. Samberg is deemed to be the indirect beneficial owner represent approximately 16.65% of the outstanding shares of Common Stock (based upon the Form 10-Q).

      (c) The following table sets forth all transactions with respect to the shares of


                               Page 6 of 8 pages

Common Stock effected since the most recent filing on Schedule 13D by any of the Reporting Persons. The transactions described in items (1) and (2) below were effected in the open market. The transfer described in item (3) below was effected in a private transaction with Dimensional Partners, Ltd., a party previously identified as part of the filing group with respect to the Common Stock.

                                          NUMBER OF SHARES        PRICE PER
         NAME               DATE          PURCHASED               SHARE

(1) JDS Capital, L.P.      11/5/02          321,100               $0.2200

(2) JDS Capital, L.P.      11/6/02           13,000               $0.2246

(3) JDS Capital, L.P.      11/6/02        1,388,310               $0.2200


                               Page 7 of 8 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

JDS CAPITAL L.P.

By: JDS Capital Management, LLC,
its general partner

By: /s/ Joseph D. Samberg
---------------------------------
Name:  Joseph D. Samberg
Title: Managing Member


JDS CAPITAL MANAGEMENT, LLC

By: /s/ Joseph D. Samberg
---------------------------------
Name:  Joseph D. Samberg
Title: Managing Member

/s/ Joseph D. Samberg
---------------------------------
Joseph D. Samberg



                               Page 8 of 8 pages